Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline Ltd. on November 24, 2015, reporting results for the third quarter and the nine months ended September 30, 2015.

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015
Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the period ended September 30, 2015.
Highlights

•	Frontline achieved net income attributable to the Company of $17.4 million, or $0.09 per share, for the third quarter of 2015 and net income attributable to the Company of $65.9 million, or $0.42 per share, for the nine months ended September 30, 2015.

•	The long-term charters for the 1995-built Suezmax tankers, Front Glory and Front Splendour, were terminated in September and October, respectively. The Company received compensation payments of $2.2 million and $1.3 million, respectively, for the termination of the charters.

•	In November, the Company agreed to terminate the long-term charter for the 1998-built Suezmax tanker, Mindanao. The charter is expected to terminate in the fourth quarter of 2015. The Company expects to receive a compensation payment of approximately $3.3 million for the termination of the charter.

•	In July 2015, the Company and Frontline 2012 Ltd entered into an agreement and plan of merger. Shareholder meetings of each of Frontline and Frontline 2012 will be held on November 30, 2015 to vote to approve the Merger Agreement.

•	Assuming shareholder approval and completion of the merger, the Board of Directors of Frontline has recommended implementing a dividend strategy to distribute quarterly dividends to shareholders equal to or close to EPS adjusted for non recurring items. The timing and amount of dividends is at the discretion of the Board of Directors. The first dividend for the merged company is expected to be declared and paid in December 2015.

•	November 23, 2015 Frontline entered into an agreement to purchase two 157,500 dwt Suezmax tanker newbuilding contracts from Golden Ocean Group Limited at a purchase price of $55 million per vessel. The newbuilding contracts are with New Times Shipbuilding Co. Ltd. in China and the vessels are expected to be delivered in the first quarter of 2017.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"We are very pleased to report our strongest third quarter since 2008 with net income attributable to the Company of $17.4 million, or $0.09 per share.

The strength of the tanker market was driven primarily by high demand for low priced oil, a dynamic which continued from the second quarter. The high demand for oil has led to congestion in key ports around the world, which creates more demand for tanker vessels.  Also of note, ballast speeds increased during the third quarter, returning to normal levels.  We believe that this is a strong sign that capacity is being absorbed.  Indeed, current fleet utilization is at levels not seen since 2009.

The average daily time charter equivalents ("TCEs") earned through a combination of spot and time charters in the third quarter by the Company's VLCCs and Suezmax tankers were $45,600 and $28,100, respectively. Several of our tankers were fixed for positioning voyages in the third quarter, which reduced average TCEs.  The positioning voyages were made to strategically position the vessels ahead of the fourth quarter, which in the past has yielded seasonally higher rates.

For our vessels employed in the spot market, we have covered 80% of our VLCC operating days in the fourth quarter at TCE rates of approximately $68,500 and 88% of our Suezmax operating days at TCE rates of approximately $42,500.  Rates for vessels on time charters are naturally at lower levels than those that can be achieved on a spot basis in this strong market."

Fleet Development
As of September 30, 2015, Frontline's fleet consisted of 14 VLCC and eight Suezmax tankers with an aggregate carrying capacity of 5.4 million dwt.  Of these, two Suezmax tankers are owned by the Company and the remaining 20 vessels are chartered in from third parties. Additionally, the Company has 6 VLCCs, eight Suezmax tankers, 10 LR2 Aframax tankers, and 15 MR2 Handysize tankers under commercial management.

The majority of the Company's leased vessels are leased from Ship Finance International Ltd. ("Ship Finance") under long term charter agreements.  In June 2015, the Company and Ship Finance agreed to amend the long term charter agreements on 12 VLCCs and five Suezmaxes for the remaining average charter period of 7.7 years.  Under the new agreement, which took effect July 1, 2015, the daily time charter rates for VLCCs and Suezmaxes were decreased to $20,000 and $15,000, respectively.  Daily operating expenses payable by Ship Finance for all vessels were increased from $6,500 to $9,000.  In connection with the decrease in daily time charter rates and the increase in daily operating expenses, the Company and Ship Finance agreed to revise the profit split above the daily time charter rates to 50%/50%, and 55 million shares of Frontline were issued to Ship Finance. Please refer to Form 6-K filed by the Company with the Securities and Exchange Commission on June 1, 2015 for further details on the amended charter structure.

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Glory. The charter with Ship Finance terminated in September. The Company received a compensation payment of $2.2 million from Ship Finance for the termination of the charter.

In September 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Splendour, which has surveys due at the end of this year. The charter with Ship Finance terminated in October. The Company received a compensation payment of $1.3 million from Ship Finance for the termination of the charter.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance is expected to terminate in the fourth quarter of 2015. The Company will receive a compensation payment of approximately $3.3 million from Ship Finance for the termination of the charter.

After giving effect to these terminations, the vessels on charter from Ship Finance will be reduced to 12 VLCCs and two Suezmax tankers.
November 23, 2015 Frontline entered into an agreement to purchase two 157,500 dwt Suezmax tanker newbuilding contracts from Golden Ocean Group Limited at a purchase price of $55 million per vessel. The newbuilding contracts are with New Times Shipbuilding Co. Ltd. in China and the vessels are expected to be delivered in the first quarter of 2017.

The Market

World oil supply currently is at its highest level ever at nearly 97 million barrels per day.  This, along with a strong demand for inexpensive crude oil, has led to the tanker fleet surpassing 85% utilization, the highest level seen in many years and a sign of a healthy market, assuming continuation of these levels of demand.  Increasing eastbound cargoes and new refinery projects in Asia are keeping tonne miles high, a trend the Company believes will continue.  Additionally, forced storage of oil on tankers due to a high supply of cargoes is contributing to a strong market.

The average rate for VLCCs trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2015 was WS 55, or a daily time charter equivalents ("TCEs") of $58,002, and the average rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the third quarter of 2015 was WS 73, or a TCE of $35,274. These average rates were slightly lower than the rates in the previous quarter.

The VLCC fleet totalled 645 vessels at the end of the quarter, and the Suezmax fleet totalled 450 vessels.  The order book for tankers represents approximately 17% of the tanker fleet, although a relatively small portion of the order book is expected to be delivered within the next six to twelve months.  Given the strength of the market, only a limited amount of scrapping activity has occurred.

Corporate update

On July 2, 2015, Frontline and Frontline 2012 Ltd. ("Frontline 2012") announced that they have entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Frontline filed a registration statement with the United States Securities and Exchange Commission ("SEC") on August 24, 2015 covering the common shares to be issued by Frontline to Frontline 2012's shareholders in the merger.  The registration statement was declared effective by the SEC on November 9, 2015. The shareholders' meetings of each of Frontline and Frontline 2012 are scheduled to be held November 30, 2015. Assuming approval by the shareholders of Frontline and Frontline 2012, the transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance.

Third Quarter and Nine Months 2015 Results

The Company generated net income attributable to the Company of $17.4 million, or $0.09 per share, in the third quarter, compared with net income attributable to the Company of $17.4 million, or $0.11 per share, for the previous quarter. The Company recorded a gain of $1.8 million in the third quarter from the termination of the lease for the Front Glory.

The TCEs earned in the spot and period market in the third quarter by the Company's VLCCs and Suezmax tankers were $45,600 and $28,100, respectively, compared with $50,600 and $33,800 in the previous quarter. The spot earnings for the Company's VLCCs and Suezmax vessels were $49,100 and $28,700, respectively compared with $53,600 and $38,000 in the preceding quarter.

Total operating expenses in the third quarter were in line with the previous quarter. Dry docking costs fell by $2.2 million compared with the previous quarter.  Two vessels were dry docked in the third quarter compared with four in the previous quarter.

Contingent rental expense represents amounts accrued following changes to the charter parties related to the four vessels leased from German limited partnerships and the vessels leased from Ship Finance. Contingent rental expense in the third quarter includes $16.6 million attributable to the amended lease agreements with Ship Finance, which took effect on July 1, 2015.

Net income attributable to the Company was $65.9 million, or $0.42 per share, for the nine months ended September 30, 2015. The average daily TCEs earned by the Company's VLCCs and Suezmax tankers in the spot and period market in the nine months ended September 30, 2015 were $48,500 and $31,700, respectively, compared with $23,800 and $19,300, respectively, in the nine months ended September 30, 2014. The spot earnings for the Company's VLCCs and Suezmax vessels were $51,600 and $34,000, respectively, in the nine months ended September 30, 2015 compared with $23,000 and $19,700, respectively, in the nine months ended September 30, 2014.

The Company estimates that average daily total cash cost breakeven rates for the remainder of 2015 will be approximately $27,700 and $22,100 for the Company's VLCCs and Suezmax tankers, respectively.

Strategy and Outlook

The shareholders' meetings of each of Frontline and Frontline 2012 to vote on the announced Merger Agreement are scheduled to be held on November 30, 2015.

Assuming shareholder approval and completion of the merger, Frontline together with its subsidiary Frontline 2012 (together, the "Surviving Company") will have a fleet of approximately 90 vessels, including vessels on commercial management, vessels on time charter in and newbuildings due for delivery in the next 24 months.  With a large modern fleet, a strong balance sheet and attractive cash break even rates, the Company believes that the Surviving Company should be equally well positioned to generate significant free cash in a strong market and to sustain a weak market.  The Company believes the Surviving Company will be well positioned to grow through acquisition and consolidation opportunities.

Assuming shareholder approval and completion of the merger, the Board of Directors of Frontline has recommended implementing a dividend strategy to distribute quarterly dividends to shareholders equal to or close to EPS adjusted for non recurring items. The timing and amount of dividends is at the discretion of the Board of Directors. The first dividend for the merged company is expected to be declared and paid in December 2015.

Conference Call and Webcast

On Tuesday November 24, 2015 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

International Dial-In/UK Local	+44(0)20 3427 0503
Norway Toll Free	800 56054
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 2342
USA Local	+1212 444 0895

Conference ID: 8145275

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call.  The following numbers may be used to access the telephonic replay:

International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565
National free phone – United Kingdom	0800 358 7735
National free phone – United States of America	1866 932 5017
Replay Access Number	8145275

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), initially filed on August 24, 2015 and subsequently amended, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline. The registration statement was declared effective by the SEC on November 9, 2015. A definitive joint proxy statement/prospectus has been mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:
•	The effectuation of the transaction between Frontline and Frontline 2012 described above;
•	The delivery to and operation of assets by Frontline;
•	Frontline's and Frontline 2012's future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Tanker market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the combined company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the combined company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the combined company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see Frontline's filings with the SEC and the Prospectus for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 23, 2015

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

135,619	121,513	Total operating revenues	400,667	424,589	559,688
-	1,826	Gain (loss) on sale of assets and lease terminations	1,826	(15,727)	24,620
69,677	30,878	Voyage expenses and commission	106,597	222,486	286,367
24,842	23,688	Ship operating expenses	65,735	71,006	89,674
7,628	23,009	Contingent rental expense	57,479	20,769	36,900
10,431	11,931	Administrative expenses	32,294	29,825	40,787
41,531	-	Impairment loss on vessels	-	97,709	97,709
19,039	14,581	Depreciation	48,645	64,565	81,471
173,148	104,087	Total operating expenses	310,750	506,360	632,908
(37,529)	19,252	Net operating income (loss)	91,743	(97,498)	(48,600)
14	31	Interest income	56	32	47
(26,425)	(9,027)	Interest expense	(35,909)	(69,206)	(75,825)
3,069	7,090	Share of results from associated companies	9,361	11,036	3,866
(207)	(202)	Foreign currency exchange loss	(145)	(119)	(179)
	(267)	Mark to market loss on derivatives	(250)	-	-
-	-	Debt conversion expense	-	-	(41,067)
-	-	Gain on bond buy back	333	-	1,486
(3,643)	-	Loss from de-consolidation of subsidiaries	-	(3,643)	(12,415)
369	740	Other non-operating items	1,145	1,056	1,486
(64,352)	17,617	Net income (loss) before tax and non-controlling interest	66,334	(158,342)	(171,201)
(23)	(45)	Taxes	(47)	(191)	(459)
(64,375)	17,572	Net income (loss)	66,287	(158,533)	(171,660)
4,728	(145)	Net (income) loss attributable to non-controlling interest	(366)	8,571	8,722
(59,647)	17,427	Net income (loss) attributable to Frontline Ltd.	65,921	(149,962)	(162,938)

$(0.60)	$0.09	Basic earnings (loss) per share attributable to Frontline Ltd.	$0.42	$(1.55)	$(1.63)

		Income on time charter basis ($ per day)*
24,600	45,600	VLCC	48,500	23,800	24,800
18,600	28,100	Suezmax	31,700	19,300	21,100
		*Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2014 Jul-Sep	2015 Jul-Sep	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec
(64,375)	17,572	Net income (loss)	66,287	(158,533)	(171,660)
(556)	(7,389)	Unrealized (loss) gain from marketable securities	(7,810)	311	(980)
85	(265)	Foreign currency translation (loss) gain	(335)	(21)	25
(471)	(7,654)	Other comprehensive (loss) gain	(8,145)	290	(955)
(64,846)	9,918	Comprehensive income (loss)	58,142	(158,243)	(172,615)
(4,728)	145	Comprehensive income (loss) attributable to non-controlling interest	366	(8,571)	(8,722)
(60,118)	9,773	Comprehensive income (loss) attributable to Frontline Ltd.	57,776	(149,672)	(163,893)
(64,846)	9,918		58,142	(158,243)	(172,615)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2015 Sep 30	2014 Sep 30	2014 Dec 31
ASSETS
Short term
Cash and cash equivalents	94,970	104,599	64,080
Restricted cash	286	16,107	42,074
Other current assets	122,066	137,127	127,089
Long term
Newbuildings	-	15,168	15,469
Vessels and equipment, net	110,922	57,276	56,624
Vessels under capital lease, net	431,328	566,614	550,345
Investment in finance lease	43,154	46,603	45,790
Investment in unconsolidated subsidiaries and associated companies	48,037	67,675	60,000
Vessel held for sale	-	25,988	-
Other long-term assets	391	878	708
Total assets	851,154	1,038,035	962,179

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	4,004	196,942	165,357
Current portion of obligations under capital lease	74,976	48,580	78,989
Other current liabilities	80,715	78,842	84,242
Long term liabilities
Long term debt	152,587	128,328	137,452
Obligations under capital lease	311,749	705,792	564,692
Other long term liabilities	1,593	2,824	2,096
Equity
Frontline Ltd. equity (deficit)	224,963	(123,756)	(70,981)
Non-controlling interest	567	483	332
Total equity (deficit)	225,530	(123,273)	(70,649)
Total liabilities and equity	851,154	1,038,035	962,179

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec
		OPERATING ACTIVITIES
(64,375)	17,572	Net income (loss)	66,287	(158,533)	(171,660)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
28,504	14,632	Depreciation and amortization	48,950	75,405	83,727
122	(11)	Unrealized foreign currency exchange loss (gain)	67	3	113
-	(1,826)	(Gain) loss on sale of assets and lease terminations	(1,826)	15,727	(24,620)
(278)	23,009	Contingent rental expense (income)	37,589	(641)	4,237
(3,069)	(7,090)	Equity earnings of associated companies	(9,361)	(11,036)	(3,866)
41,531	-	Vessel impairment loss	-	97,709	97,709
3,643	-	Loss from de-consolidation of subsidiaries	-	3,643	12,415
-	-	Debt conversion expense	-	-	41,067
(97)	297	Provision for doubtful debts	783	145	68
-	-	Gain on bond buy back	(333)	-	(1,486)
(325)	264	Other, net	(174)	(1,051)	(1,375)
12,074	(3,726)	Change in operating assets and liabilities	(2,492)	17,082	17,065
17,730	43,121	Net cash provided by operating activities	139,490	38,453	53,394

		INVESTING ACTIVITIES
2,651	125	Change in restricted cash	41,788	34,363	8,396
(1,776)	(589)	Additions to newbuildings, vessels and equipment	(41,877)	(44,641)	(44,990)
657	778	Finance lease payments received	2,216	1,870	2,555
-	-	Impact of re-consolidation of subsidiaries	-	-	638
2,609	-	Net proceeds from sale of vessels and equipment and shares in subsidiary	-	29,773	53,136
673	-	Net investment in associated companies	-	2,019	2,019
4,814	314	Net cash provided by investing activities	2,127	23,384	21,754

		FINANCING ACTIVITIES
5,281	-	Net proceeds from issuance of shares	88,018	52,934	52,934
29,390	-	Proceeds from long-term debt, net of fees paid	30,023	29,390	29,372
(2,330)	(1,004)	Repayment of long-term debt	(165,527)	(54,235)	(90,612)
(11,479)	(19,505)	Repayment of capital leases	(55,096)	(34,335)	(39,918)
-	2,189	Lease termination receipts (payments)	2,189	-	(10,500)
-	-	Dividends paid	(150)	-	-
(1,243)	(8,304)	Payment of related party loan note	(10,184)	(4,751)	(6,103)
19,619	(26,624)	Net cash (used in) provided by financing activities	(110,727)	(10,997)	(64,827)

42,163	16,811	Net change in cash and cash equivalents	30,890	50,840	10,321
62,436	78,159	Cash and cash equivalents at start of period	64,080	53,759	53,759
104,599	94,970	Cash and cash equivalents at end of period	94,970	104,599	64,080

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	112,342,989	86,511,713	86,511,713
Shares issued	86,032,865	12,834,800	25,831,276
Balance at beginning and end of period	198,375,854	99,346,513	112,342,989

SHARE CAPITAL
Balance at beginning of period	112,343	86,512	86,512
Shares issued	86,033	12,834	25,831
Balance at end of period	198,376	99,346	112,343

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	244,018	149,985	149,985
Stock option expense	-	37	37
Shares issued	152,135	40,100	40,091
Debt-for-equity exchange	-	-	54,008
Loss on sale of subsidiary	-	(103)	(103)
Balance at end of period	396,153	190,019	244,018

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,258)	(3,303)	(3,303)
Other comprehensive (loss) income	(8,145)	290	(955)
Balance at end of period	(12,403)	(3,013)	(4,258)

RETAINED DEFICIT
Balance at beginning of period	(897,213)	(734,275)	(734,275)
Net income (loss)	65,921	(149,962)	(162,938)
Balance at end of period	(831,292)	(884,237)	(897,213)

FRONTLINE LTD. EQUITY (DEFICIT)	224,963	(123,756)	(70,981)

NONCONTROLLING INTEREST
Balance at beginning of period	332	8,901	8,901
Impact of sale of shares in subsidiary	19	153	153
Dividend paid	(150)	-	-
Net income (loss)	366	(8,571)	(8,722)
Balance at end of period	567	483	332

TOTAL EQUITY (DEFICIT)	225,530	(123,273)	(70,649)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.    NEWBUILDINGS

The Company took delivery of Front Idun in January 2015 and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel. The Company had no newbuildings under construction as of September 30, 2015.

4.    DEBT

In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99% and recorded a gain of $0.3 million in the first quarter of 2015.

In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.

5.    SHARE CAPITAL

The Company issued 12,191,291 new ordinary shares under the ATM program during the first quarter. In April 2015, the Company issued 12,900,323 new shares under the ATM program and in May 2015, the Company issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.

In June 2015, the Company issued 55.0 new million shares to Ship Finance in connection with the agreement to amend the terms of the current charter parties with Ship Finance.

The Company had an issued share capital at September 30, 2015 of $198,375,854 divided into 198,375,854 ordinary shares (December 31, 2014: $112,342,989 divided into 112,342,989 ordinary shares).

6.    RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

In June 2015, the Company and Ship Finance agreed to amend the terms of the long term charter agreements for 17 vessels on charter from Ship Finance with an average remaining charter period of 7.7 years. The new agreement took effect from July 1, 2015. The general terms of the agreement are the following: new time charter rates for the VLCCs of $20,000 per day; new time charter rates for Suezmax tankers of $15,000 per day; new operating expenses for all vessels of $9,000 per day payable by Ship Finance; a new profit split of 50%/50% above the new time charter rates; and in connection with entering into the agreement the Company issued 55.0 million of its common shares to Ship Finance. The chartering counterparty will continue to be a subsidiary of the Company and in exchange for releasing the Company from its current guarantee obligation, a cash buffer of $34.0 million ($2.0 million per vessel) will be built up in the chartering counterparty. The new profit split arrangement started accruing from July 1, 2015 and will be calculated and payable on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50.0 million threshold. The shares issued to Ship Finance as a result of the new agreement represented approximately 27.7% of the Company's shares and votes. The Company has registered those common shares for resale with the Securities and Exchange Commission.

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Glory. The charter with Ship Finance terminated in September. The Company received a compensation payment of $2.2 million from Ship Finance for the termination of the charter.

In September 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Splendour, which has surveys due at the end of this year. The charter with Ship Finance terminated in October. The Company received a compensation payment of $1.3 million from Ship Finance for the termination of the charter.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

7.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2015, the Company had no newbuilding contracts and had no outstanding newbuilding installments.

8.    SUBSEQUENT EVENTS
In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance is expected to terminate in the fourth quarter of 2015. The Company will receive a compensation payment of approximately $3.3 million from Ship Finance for the termination of the charter. After giving effect to this termination, the vessels on charter from Ship Finance will be reduced to 12 VLCCs and two Suezmax tankers.
November 23, 2015, Frontline entered into an agreement to purchase two 157,500 dwt Suezmax tanker newbuilding contracts from Golden Ocean Group Limited at a purchase price of $ 55 million per vessel. The newbuilding contracts are with New Times Shipbuilding Co. Ltd. in China and the vessels are expected to be delivered in the first quarter of 2017.